

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mr. Gary W. Douglass
Chief Financial Officer
CPI Corp.
1706 Washington Ave.
St. Louis, Missouri 63103

April 9, 2008

Re: **CPI Corp.**
          Form 10-K for fiscal year ended February 3, 2007
          Filed April 17, 2007
          File No. 1-10204

Dear Mr. Douglass:

        We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                Sincerely,

                                Larry Spirgel
                                Assistant Director